UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

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☐	Preliminary Proxy Statement

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☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to § 240.14a-12

USA Technologies, Inc.

(Name of Registrant as Specified In Its Charter)

Hudson Executive Capital LP

HEC Management GP LLC

HEC Master Fund LP

HEC SPV IV LP

Lisa P. Baird

Douglas G. Bergeron

Douglas L. Braunstein

Jacob Lamm

Michael K. Passilla

Ellen Richey

Anne M. Smalling

Shannon S. Warren

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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EXPLANATORY NOTE

This proxy statement supplement (this “Proxy Supplement”) is being filed to update the definitive proxy statement filed by Hudson Executive Capital LP (“Hudson Executive”) and certain of its affiliates with the Securities and Exchange Commission (the “SEC”) on December 9, 2019, and as amended on February 11, 2020 and as further amended on March 2, 2020 (the “Definitive Proxy Statement”) with certain information contained in the definitive proxy statement filed by USA Technologies, Inc., a Pennsylvania corporation (“USAT” or the “Company”), with the SEC on March 24, 2020 (the “Company Proxy Statement”), including the following proposals introduced in the Company Proxy Statement (the “Company Proposals”) which have been added to the revised GOLD proxy card included with this Proxy Supplement:

•

Proposal No. 7: To approve amendments to the Amended and Restated Articles of Incorporation (the “Charter”) of the Company to opt out of Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law;

•	Proposal No. 8: To approve amendments to the Charter of the Company to opt out of Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law; and

•	Proposal No. 9: To hold an advisory (non-binding) vote on the enforcement of Subchapter H of Chapter 25 of the Pennsylvania Business Corporation Law.

Hudson Executive Capital LP

HEC Management GP LLC

HEC Master Fund LP

HEC SPV IV LP

Lisa P. Baird

Douglas G. Bergeron

Douglas L. Braunstein

Jacob Lamm

Michael K. Passilla

Ellen Richey

Anne M. Smalling

Shannon S. Warren

SUPPLEMENT NO. 3 TO PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

OF

USA TECHNOLOGIES, INC.

This Proxy Supplement is being furnished to shareholders of the Company by Hudson Executive, HEC Management GP LLC (“HEC Management”), HEC Master Fund LP (“Hudson Master Fund”), HEC SPV IV LP (“SPV IV,” together with Hudson Master Fund, the “HEC Funds”), and Douglas L. Braunstein (Mr. Braunstein, collectively with Hudson Executive, HEC Management and the HEC Funds, “Hudson,” “we,” “our” or “us”) and their nominees in connection with the solicitation of proxies from the holders (the “Shareholders”) of common stock, no par value, of the Company (the “Common Stock”) and Series A convertible preferred stock, no par value, of the Company (the “Series A Preferred Stock”) in connection with the annual meeting of Shareholders scheduled to be held on Thursday, April 30, 2020 (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Shareholders held in lieu thereof, the “Annual Meeting”).

This Proxy Supplement is dated March 30, 2020, and is first being furnished to Shareholders on or about March 30, 2020. This Proxy Supplement should be read in conjunction with the Definitive Proxy Statement. Defined terms used but not defined below have the meanings ascribed to them in the Definitive Proxy Statement. Except as updated or supplemented by this Proxy Supplement, all information set forth in the Definitive Proxy Statement remains unchanged and should be considered in casting your vote by proxy or in person at the Annual Meeting. To the extent that information in this supplement differs from or updates information contained in the Definitive Proxy Statement, the information in this supplement shall supersede or supplement the information in the Definitive Proxy Statement.

Enclosed with this Proxy Supplement is a revised GOLD proxy card that includes the proposals set forth in the Definitive Proxy Statement plus the following additional proposals introduced in the Company Proxy Statement (the “Company Proposals”):

•	Proposal No. 7: To approve amendments to the Charter of the Company to opt out of Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law;

•	Proposal No. 8: To approve amendments to the Charter of the Company to opt out of Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law; and

•	Proposal No. 9: To hold an advisory (non-binding) vote on the enforcement of Subchapter H of Chapter 25 of the Pennsylvania Business Corporation Law.

Even if you previously submitted a proxy card, we recommend that you vote again using the enclosed GOLD proxy card by telephone or Internet today. To facilitate timely receipt of your proxy despite any potential systems disruption due to coronavirus (COVID-19), we encourage you to vote via the Internet or telephone following the instructions on the enclosed GOLD proxy card promptly.

If you vote using the enclosed revised GOLD proxy card, it will revoke and replace any previous proxy you have submitted. If you do not vote using the revised GOLD proxy card, any previous GOLD proxy you submitted is still a valid vote assuming you own shares on the Record Date (as defined below), but it will not include a vote on the Company Proposals.

We urge you vote your shares on the revised GOLD proxy card as follows:

1.

“FOR ALL” of Lisa P. Baird, Douglas G. Bergeron, Douglas L. Braunstein, Jacob Lamm, Michael K. Passilla, Ellen Richey, Anne M. Smalling, and Shannon S. Warren to serve as directors on the Board until the following annual meeting of Shareholders (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Shareholders held in lieu thereof) or until their respective successors are duly elected and qualified;

2.

“FOR” the repeal of each provision of or amendment to the Bylaws adopted without the approval of Shareholders after November 11, 2019 (the date of the last publicly available Bylaws), and through the conclusion of the Annual Meeting;

3.	“AGAINST” the proposal to approve the Rights Agreement;

4.	“FOR” the ratification of the appointment of BDO as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2020;

5.	“AGAINST” the proposal to approve, on an advisory (non-binding) basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the Annual Meeting;

6.	for the approval, on an advisory (non-binding) basis, of a frequency of “ONE YEAR” for future advisory votes on the Company’s executive compensation.

7.	“FOR” approval of amendments to the Amended and Restated Articles of Incorporation of the Company to opt out of Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law;

8.	“FOR” approval of amendments to the Amended and Restated Articles of Incorporation of the Company to opt out of Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law; and

9.	To not cast a vote on the advisory (non-binding) vote on the enforcement of Subchapter H of Chapter 25 of the Pennsylvania Business Corporation Law.

PROPOSAL NO. 7—APPROVAL OF THE AMENDMENT OF THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO OPT OUT OF SUBCHAPTER E OF CHAPTER 25 OF THE PENNSYLVANIA BUSINESS CORPORATION LAW (CONTROL TRANSACTIONS)

Proposal

According to the Company Proxy Statement, the Company is proposing that the Charter be amended to provide that Subchapter E—Control Transactions (15 Pa. Con.Stat. §§ 2541-48) of the Pennsylvania Business Corporation Law (“Subchapter E”) will not be applicable to the Company.

Additional information regarding this proposal is contained in the Company Proxy Statement.

Vote Required

The affirmative vote of a majority of the votes cast by all holders of the issued and outstanding shares of Common Stock and Series A Preferred Stock voting together (with each share of Common Stock entitled to one vote, and each share of Series A Preferred Stock entitled to 0.1988 of a vote, with any fractional vote being rounded to the nearest whole number) is required for approval of this proposal. Abstentions and broker non-votes (if any) will not have any effect on the outcome of this proposal.

Hudson’s Recommendation

Hudson recommends a vote “FOR” this matter and intends to vote our shares of Common Stock “FOR” this proposal.

Applicability of Subchapter E to Hudson’s Solicitation

While Hudson is recommending that Shareholders vote “FOR” approval of this proposal, Hudson believes the description of the proposal contained in the Company Proxy Statement is coercive, inaccurate and misleading.

The Company has asserted that Hudson may trigger the provisions of Subchapter E if Hudson delivers proxies at the Annual Meeting. Hudson believes the Company’s assertions regarding the applicability of Subchapter E to the solicitation of proxies by Hudson are wholly without basis and merely a deliberate and misleading attempt by the Company to deter support for Hudson’s director candidates.

Hudson does not believe there is a reasonable basis for the Company’s assertions for the following reasons:

•

Subchapter E only applies to a “controlling person or group,” which means “a person who has, or a group of persons acting in concert that has, voting power over voting shares of the registered corporation that would entitle the holders thereof to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation.” Any

GOLD proxies collected by Hudson empower Hudson only to perform the ministerial task of voting as directed by the beneficial owner and Hudson is not acquiring “voting power” or becoming a “controlling person or group” as a result of performing such a task.

•

The proxies merely authorize Hudson to act as your agent to vote your shares of Common Stock and Series A Preferred Stock at the Annual Meeting in accordance with the directions you provide. We are not seeking discretionary authority to vote your shares. Agents of beneficial owners are expressly exempted from the definition of “controlling person or group” under Subchapter E. We believe that as agents of the Shareholders that deliver proxies, we would be exempt from the control transaction provisions under Subchapter E.

•

Hudson believes that the Company’s interpretation of Subchapter E would mean that no shareholder could ever hold proxies representing more than 20% of the voting power at a shareholder meeting and, therefore, contested proxy solicitations would be effectively prohibited for Pennsylvania corporations subject to Subchapter E. This is clearly not the intent of the statute or the reality for companies that are subject to it, as numerous prior contested proxy solicitations have occurred involving Pennsylvania corporations that had not opted out of Subchapter E with no suggestion that the soliciting shareholder had triggered Subchapter E (including the prior contested proxy solicitations involving EQT Corporation, Arconic Inc. and Metro Bancorp, Inc.).

•

Most importantly, the Company has itself been involved in two prior proxy contests, the first in 2010 where the shareholder nominated three candidates for election to the eight person Board and the second in 2012 where the shareholder nominated seven candidates for election to the nine person Board. At no point in the course of these contested solicitations, with each involving lawsuits between the Company and the nominating shareholder, did the Company ever make statements regarding the possibility of Subchapter E applying to the collection of proxies by the nominating shareholder.

•

Even if it were determined that the solicitation of proxies by Hudson triggered Subchapter E, which Hudson strongly believes not to be the case, the GOLD proxies would be null and void pursuant to the following legend included on the GOLD proxy card: “The GOLD proxy card shall be null and void ab initio and of no force or effect if it would have the effect of entitling shareholders of the Company to demand payment for their shares under Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law or would have the effect of causing Hudson Executive LP, HEC Management GP LLC, HEC Master Fund LP, HEC SPV IV LP or Douglas L. Braunstein, or their respective affiliates or associates, to become an “Acquiring Person” for purposes of the Rights Agreement, dated as of October 18, 2019, by and between the Company and American Stock Transfer & Trust Company, LLC.” We have included this legend solely to address the contingency that is reflected in the legend.

For the foregoing reasons, we strongly believe that the solicitation of proxies by Hudson does not trigger Subchapter E.

PROPOSAL NO. 8—APPROVAL OF THE AMENDMENT OF THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO OPT OUT OF SUBCHAPTER F OF CHAPTER 25 OF THE PENNSYLVANIA BUSINESS CORPORATION LAW (BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDER)

Proposal

According to the Company Proxy Statement, the Company is proposing that the Charter be amended to provide that Subchapter F—Business Combinations (15 Pa. Con.Stat. §§ 2551-56) of the Pennsylvania Business Corporation Law (“Subchapter F”) will not be applicable to the Company.

Additional information regarding this proposal is contained in the Company Proxy Statement.

Vote Required

The affirmative vote of the holders, other than interested shareholders and their affiliates and associates, of shares entitling the holders to cast a majority of the votes that all holders of the issued and outstanding shares of Common Stock and Series A Preferred Stock, voting together, would be entitled to cast in an election of directors, excluding the voting shares of interested shareholders and their affiliates and associates, is required to ratify the amendment to the Charter to opt out of Subchapter F. Abstentions and broker non-votes (if any) will have the same effect as a vote against this proposal.

Hudson’s Recommendation

Hudson recommends a vote “FOR” this matter and intends to vote our shares of Common Stock “FOR” this proposal.

PROPOSAL NO. 9—NON-BINDING PROPOSAL ON ENFORCEMENT OF SUBCHAPTER H OF CHAPTER 25 OF THE PENNSYLVANIA BUSINESS CORPORATION LAW (DISGORGEMENT BY CERTAIN CONTROLLING SHAREHOLDERS FOLLOWING ATTEMPTS TO ACQUIRE CONTROL) AGAINST HUDSON

Proposal

According to the Company Proxy Statement, the Company intends to propose the following resolution at the Annual Meeting:

“RESOLVED, that with respect to any disgorgement claim that the Company may have in the future against Hudson and its affiliates under Subchapter H of Chapter 25 of the Pennsylvania BCL, the shareholder wishes that such claim be:

Directly Commenced by USAT; or

Commenced by USAT Shareholder(s)”

Additional information regarding this proposal is contained in the Company Proxy Statement.

Vote Required

This proposal is advisory and therefore not binding on the Company or the Board. The response receiving the highest number of affirmative votes cast by the holders of the issued and outstanding shares of Common Stock and Series A Preferred Stock voting together will be determined to be the preferred response. Abstentions and broker non-votes (if any) have no effect on the determination of which response receives the highest number of affirmative votes cast.

Hudson’s Recommendation

Hudson recommends that Shareholders not cast a vote on this matter and intends to not cast a vote on this proposal.

Applicability of Subchapter H to Hudson’s Solicitation

Hudson believes both the proposal itself and the description of the proposal contained in the Company Proxy Statement are coercive, inaccurate and misleading.

According to the Company Proxy Statement, this non-binding resolution will inform the Company as to whether Shareholders wish the Company to directly prosecute any claims it may have in the future against Hudson for disgorgement of profits under Subchapter H (15 Pa. Con.Stat. §§ 2571-2576) of Chapter 25 of the Pennsylvania Business Corporation Law (“Subchapter H”).

Hudson does not believe there is a reasonable basis for the Company’s assertion that Subchapter H has any applicability to Hudson’s solicitation of proxies for the election of directors for the following reasons:

•

The disgorgement provisions of Subchapter H are triggered by efforts to gain “control” of a corporation or to put a corporation “in play.” Hudson’s proxy solicitation does not meet either of these conditions.

•

Hudson is not seeking control of the Company and has never sought control of the Company. Hudson seeks instead to elect a Board that will have the skills needed to facilitate necessary and meaningful changes in Company governance, in order to create long-term value for Shareholders. The election of board members will be by all Shareholders, not by Hudson, and the election of Hudson’s proposed slate will not result in Hudson acquiring control of the Company.

•

Hudson beneficially owns approximately 16.2% of the Company’s Common Stock, which is less than the 20% threshold necessary to confer presumptive “control” under Subchapter H, and Hudson has not expressed any intention of acquiring voting power over 20% or more of the Common Stock. Hudson has nominated eight independent and highly qualified candidates for election to the Board who have the expertise necessary to attract management talent and provide proper oversight of it, and to provide guidance for value creation. All eight of the Nominees are independent of the Company and a majority of them are independent of Hudson.

•

Hudson is not seeking to put the Company “in play” and has never done so. In fact, Hudson believes now is an especially inopportune time to pursue a sale of the Company. Hudson expects that any such transaction at this time would be against the Shareholders’ long-term interests. The only party seeking to put the Company “in play” at this time appears to be the current Board, perhaps hoping to sign a transaction prior to the Annual Meeting.

•

The Company has previously been subject to two contested proxy solicitations and never asserted that Subchapter H applied in connection with those solicitations. In the 2012 proxy contest, the shareholder nominated seven candidates for election to the nine person Board. At no point in that contest, which involved litigation instituted by the Company against the nominating shareholder, did the Company ever raise the possibility that Subchapter H was implicated by the shareholder’s nomination and subsequent solicitation. Hudson believes the Company’s assertions that Subchapter H is implicated by Hudson’s solicitation is merely another entrenchment tactic undertaken by the incumbent Board and intended to frustrate Hudson’s solicitation.

Finally, Hudson believes this proposal is coercive and that the Company is presenting Shareholders with a false choice. The proxy card included with the Company Proxy Statement does not include an option for Shareholders to abstain from voting on this proposal. As a result, Shareholders must select between two options, each of which involves bringing a lawsuit against Hudson. We believe the one-sided nature of the proposal deprives Shareholders of all of the options available and is deliberately being brought by the Company in an attempt to frustrate Hudson’s proxy solicitation.

SUPPLEMENTAL BACKGROUND TO THIS SOLICITATION

•

On January 17, 2020, Hudson delivered a letter to the Board. In the letter, Hudson proposed that the current Board resign and that the Company immediately appoint all eight of the Nominees and two new members proposed by the Company and acceptable to Hudson to the Board. Hudson emphasized that the Company’s current conditions rendered it unfit to consider a sale.

•	On January 21, 2020, the Board delivered a letter to Hudson rejecting Hudson’s proposal.

•

On January 29, 2020, the Company received a notification from Nasdaq that the Nasdaq Board of Directors declined to call for review the decision of the Nasdaq Listing Council (the “Listing Council”), and that the Listing Council’s decision, affirming the Nasdaq hearing council decision to suspend trading of the Company’s securities on Nasdaq and delist the Company’s securities, represented the final action of Nasdaq on the matter.

•

On January 31, 2020, the Company and Antara entered into an amendment to the Registration Rights Agreement, dated October 9, 2019, between the Company and Antara (the “Registration Rights Agreement”), pursuant to which the Company paid Antara $1,223,410 and the parties agreed to remove the Company’s obligation to file a registration statement with the SEC to register the shares previously issued to Antara.

•	On February 4, 2020, Nasdaq issued a press release stating that Nasdaq would delist the Company’s securities and file a Form 25 with the SEC to complete the delisting.

•	On February 5, 2020, Nasdaq filed a Form 25 with the SEC, with delisting to be effective February 18, 2020.

•

Also on February 5, 2020, Hudson issued a press release urging the Company to advance the date of the Annual Meeting in light of Nasdaq’s decision to delist the Company’s securities and disclose the Company’s correspondence with Nasdaq in the interest of transparency. Hudson also requested that the Company explain the $1.2 million payment made by the Company to Antara.

•

On February 6, 2020, the Company disclosed that while preparing the registration statement for Antara’s shares, the Company had concluded that it would be required under applicable SEC rules to include in the registration statement certain financial statements of Cantaloupe Systems, Inc. (“Cantaloupe”) for periods prior to the November 9, 2017 acquisition of Cantaloupe by the Company. The Company stated that it believed that it would be unreasonably time consuming and expensive to, among other things, determine whether these financial statements would need to be restated, and the Company entered into the amendment to the Registration Rights Agreement in lieu of filing the registration statement.

•

On February 11, 2020, the Company filed a Form 12b-25 and stated that it would not file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2019 by the original due date but believed that it would be in a position to file the report within the extension provided by Rule 12b-25.

•

Also on February 11, 2020, Hudson filed a proxy statement supplement to the Definitive Proxy Statement to update certain information for two of the Nominees. The disclosure reflected Douglas G. Bergeron’s new role as Managing Partner of Hudson Executive and a Managing Member of HEC Management and Jacob Lamm’s new role as the Chief Operating Officer of InVisionApp Inc., a digital product design platform.

•

On February 14, 2020, in accordance with the requirements set forth in the Bylaws, Hudson Master Fund delivered a notice to the secretary of the Company of its decision to nominate the Nominees as candidates for election to the Board at the Annual Meeting and to propose the Shareholder Proposal.

•

Also on February 14, 2020, the Company announced that the Board had determined that the unaudited consolidated financial statements for the fiscal quarter ended September 30, 2019 should no longer be relied upon.

•	On February 18, 2020, the Company filed its Quarterly Report on Form 10-Q for the quarter ended December 31, 2019 and an amendment to its Form 10-Q for the quarter ended September 30, 2019.

•

On February 19, 2020, the Company held a conference call to review its second quarter fiscal 2020 financial results. During the call, Donald W. Layden, Jr., the Chairman of the Board and interim Chief Executive Officer of the Company, alleged that Hudson was trying to gain control of the Board, in doing so had triggered unspecified provisions of Pennsylvania law and were required to disgorge to the Company any profits on a sale of its shares in the Company for a period of 18 months after triggering the obligation under the statute, including as a result of an M&A transaction.

•

On February 21, 2020, Hudson issued a statement responding to Mr. Layden’s allegations. Hudson stated that it is not seeking to control the Company and has never sought control of the Company. Hudson reiterated that the Nominees are highly qualified and independent. Further, Hudson stated that it was not seeking to put the Company “in play” and that the only party seeking to put the Company “in play” at this time appears to be the current Board.

•	Also on February 21, 2020, the Company issued a press release again asserting its belief that Hudson had triggered the disgorgement provisions of Subchapter H.

•

On February 28, 2020, the Company issued a press release announcing the appointment of Mr. Layden as President and Chief Executive Officer and Michael Wasserfuhr as Chief Financial Officer. The press release also announced the Company’s slate of nominees for the Annual Meeting, which included three of Hudson’s Nominees, Ms. Baird, Ms. Richey and Ms. Smalling.

•

On March 2, 2020, Hudson filed a proxy statement supplement to the Definitive Proxy Statement to reflect Lisa P. Baird’s new role as Commissioner of the National Women’s Soccer League beginning on March 10, 2020.

•

On March 3, 2020, Hudson issued a press release expressing its concerns with the Company’s search process for its CEO and CFO. Ms. Baird, Ms. Richey and Ms. Smalling stated that prior to USAT’s announcement of its director slate, they had not been contacted by the Company or its representatives and that in their view the Company’s action to unilaterally add them to the Company’s slate reflected the Company’s disregard for Shareholders and was an attempt to manipulate the election process. Ms. Baird, Ms. Richey and Ms. Smalling also encouraged Shareholders to vote for Hudson’s Nominees on the GOLD proxy card.

•

On March 5, 2020, the Company issued a press release announcing the filing the Company Proxy Statement. The Company also announced that its poison pill, which was adopted in October 2019, will automatically expire at the time of the Annual Meeting.

•

On March 17, 2020, Mr. Layden met with Mr. Braunstein at Hudson’s New York City office. In the days following the meeting, the Company and its counsel engaged in discussions with Hudson and its counsel regarding a settlement.

•

On March 24, 2020, the Company filed its definitive proxy statement for the Annual Meeting and issued a press release regarding its discussions with Hudson. Later on the same day, Hudson issued a press release responding to what it believed was the Company’s mischaracterization of recent discussions.

•

On March 27, 2020, Hudson petitioned the Pennsylvania Court to reopen Hudson’s prior lawsuit and adjudicate the Company in civil contempt for refusing to honor the Pennsylvania Court’s order. In its petition, Hudson requests that the Pennsylvania Court enter an order (i) adjudging the Company in contempt, (ii) compelling the Company to hold and conclude the Annual Meeting on April 30, 2020, (iii) compelling the Company to present the candidates proposed by Hudson for a shareholder vote at the Annual Meeting, (iv) declaring that Hudson has not triggered Subchapter E, and (v) compelling the Company to count the votes Hudson casts by proxy at the Annual Meeting.

OTHER SUPPLEMENTAL DISCLOSURES

On March 4, 2020, the Hudson Participants closed out the outstanding 5,300 FLEX European-style short put options (obligation to buy). By closing out the position, it was no longer possible for the counterparty thereto to have exercised the options on the expiration date of March 20, 2020 and thereby cause the Hudson Participants to acquire additional shares of Common Stock. Hudson’s beneficial ownership of 16.2% of the Common Stock was not impacted by this transaction.

On March 5, 2020, the Company announced that the Rights Agreement, which was adopted in October 2019, will automatically expire at the time of the Annual Meeting. Should the Rights Agreement expire at the time of the Annual Meeting, Proposal 3 of the enclosed GOLD proxy card, to approve the Rights Agreement, will be moot and votes cast on Proposal 3 will have no effect. Hudson has retained Proposal 3 on the GOLD proxy card should the Company include a proposal to approve the Rights Agreement in a subsequent amendment or supplement to the Company Proxy Supplement to allow shareholders to vote on its approval.

Set forth below is additional information contained in the Company Proxy Statement, which is hereby incorporated into the Definitive Proxy Statement:

According to the Company Proxy Statement, the Annual Meeting will be held at Company’s corporate offices located at 100 Deerfield Lane, Suite 300, Malvern, Pennsylvania 19355, at 9:30 a.m., Eastern Standard Time and the close of business on April 17, 2020 will be the record date for determining Shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).

According to the Company Proxy Statement, as of the Record Date, there were 64,174,824 issued and outstanding shares of Common Stock entitled to vote at the Annual Meeting, and 445,063 issued and outstanding shares of Series A Preferred Stock entitled to vote at the Annual Meeting. According to the Company Proxy Statement, each share of Common Stock is entitled to one vote on all matters presented at the Annual Meeting, and each share of Series A Preferred Stock is entitled to 0.1988 of a vote on all matters presented at the Annual Meeting, with each fractional vote being rounded to the nearest whole number.

Annex B of the Definitive Proxy Statement is replaced in its entirety with Annex B to this Proxy Supplement.

According to the Company Proxy Statement, shareholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act for inclusion in the Company’s proxy statement for its 2021 annual meeting of Shareholders (the “2021 Annual Meeting”) must be received by the Secretary of the Company at the principal offices of the Company no later than November 24, 2020, which is 120 days prior to the first anniversary of the mailing date of the Company’s definitive proxy statement. However, if the date of the 2021 Annual Meeting shall be changed by more than 30 days from the date of the previous year’s meeting, then the deadline is a reasonable time before the Company begins to print and send its proxy materials.

According to the Company Proxy Statement, the Bylaws provide that, in order to be properly brought before the 2021 Annual Meeting, a shareholder’s notice of a matter that the shareholder wishes to present (other than a matter brought pursuant to Rule 14a-8 promulgated under the Exchange Act), as well as any director nominations, must be received by the Secretary of the Company not less than 60 nor more than 90 days before the first anniversary of the date of the Annual Meeting. As a result, any notice given by a shareholder pursuant to these provisions of the Bylaws (and not pursuant to Rule 14a-8 promulgated under the Exchange Act) must be received no earlier than January 30, 2021, and no later than the close of business on March 1, 2021, unless the annual meeting date occurs more than 30 days before or 60 days after April 30, 2021. In that case, the Company must receive proposals not earlier than the close of business on the 90th day prior to the date of the 2021 Annual Meeting and not later than the close of business on the later of: (i) the 60th day prior to the date of the 2021 Annual Meeting; or (ii) the 10th day following the day on which the Company first makes a public announcement of the date of the 2021 Annual Meeting.

According to the Company Proxy Statement, notices of intention to present proposals at the 2021 Annual Meeting must be addressed to: Office of the Secretary, USA Technologies, Inc., 100 Deerfield Lane, Suite 300, Malvern, Pennsylvania, 19355. According to the Company Proxy Statement, the Company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2021 Annual Meeting is based on information contained in the Company Proxy Statement. The incorporation of this information in this Proxy Supplement should not be construed as an admission by any of the participants in this Proxy Supplement that such procedures are legal, valid or binding.

*    *    *

Even if you previously submitted a proxy card, we recommend that you vote again using the enclosed GOLD proxy card. To facilitate timely receipt of your proxy despite any potential systems disruption due to coronavirus (COVID-19), we encourage you to vote via the Internet or telephone following the instructions on the enclosed GOLD proxy card promptly. The GOLD proxy card enclosed with this Proxy Supplement differs from the GOLD proxy card previously furnished to you in that the enclosed GOLD proxy card includes the Company Proposals.

If you vote using the enclosed revised GOLD proxy card, it will revoke and replace any previous proxy you have submitted. If you do not vote using the revised GOLD proxy card, any previous GOLD proxy you submitted is still a valid vote assuming you own shares on the Record Date, but it will not include a vote on the Company Proposals.

We urge you to vote by telephone or via the Internet using the enclosed GOLD proxy card “FOR ALL” of the Nominees in Proposal 1, “FOR” Proposal 2, “AGAINST” Proposal 3, “FOR” Proposal 4, “AGAINST” Proposal 5, “ONE YEAR” for Proposal 6, “FOR” Proposal 7, “FOR” Proposal 8 and not cast a vote on Proposal 9.

If the enclosed GOLD proxy is properly executed and submitted, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted on a proposal, the GOLD proxy will not be voted on such proposal.

If you need another copy of the Definitive Proxy Statement, please contact our proxy solicitor, Innisfree M&A Incorporated, at its address and toll-free numbers listed below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York NY 10022

Shareholders call toll-free: 1-877-750-0502

Banks and Brokers call collect: 1-212-750-5833

This Proxy Supplement and the Definitive Proxy Statement are available at no charge at:

http://www.innisfreema.com/annual/USAT/

ANNEX B

The following table and related explanatory text and footnotes are reprinted from the Company’s proxy statement in connection with the annual meeting, as filed with the Securities and Exchange Commission on March 24, 2020.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Common Stock

The following table sets forth, as of March 2, 2020, the beneficial ownership of the Common Stock of each of the Company’s directors and nominees, each of the named executive officers included in the 2019 Summary Compensation Table set forth below, by the Company’s current directors and executive officers as a group, and by the beneficial owners of more than five percent of the Common Stock. Except as otherwise indicated below, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

Name of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned (2)		Percent of Class
Lisa P. Baird	—		*
Glen E. Goold	8,982	(3)	*
Stephen P. Herbert	582,529	(4)	*
Kelly Ann Kay	10,778	(5)	*
Donald W. Layden, Jr.	425,132	(6)	*
Matthew W. McConnell	42,858	(7)	*
Robert L. Metzger	49,473	(8)	*
Patricia A. Oelrich	13,216	(9)	*
James M. Pollock	12,949	(10)	*
Ellen Richey	—		*
Sunil Sabharwal	10,778	(11)	*
William J. Schoch	157,485	(12)	*
Anne M. Smalling	—		*
Ingrid S. Stafford	13,216	(13)	*
Anant Agrawal	106,600	(14)	*
Michael Lawlor	88,694		*
Priyanka Singh	92,212	(15)	*
All current directors and executive officers as a group (12 persons)	769,326		1.19%

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned		Percent of Class
Antara Capital LP	5,152,087	(16)	8.03%
Ardsley Advisory Partners LP	4,851,000	(17)	7.56%
BlackRock, Inc.	3,893,655	(18)	6.07%
Hudson Executive Capital LP	10,385,172	(19)	16.18%
Oakland Hills BV	3,300,052	(20)	5.14%

*Less than one percent (1%)

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and derives from either voting or dispositive power with respect to securities. Shares of common stock issuable upon conversion of the series A preferred stock or shares of common stock issuable upon exercise of options currently exercisable, or exercisable within 60 days of March 2, 2020, are deemed to be beneficially owned for purposes hereof.

(2)	The percentage of common stock beneficially owned is based on 64,174,824 shares outstanding as of March 2, 2020.
(3)	Reflects 8,982 shares which have not yet vested, and over which Mr. Goold has sole voting power but no dispositive power.
(4)	Based on information available to the Company as of December 12, 2019. Includes 63,805 shares of common stock beneficially owned by Mr. Herbert’s spouse.

(5)	Reflects 10,778 shares which have not yet vested, and over which Ms. Kay has sole voting power but no dispositive power.
(6)

Includes 225,000 shares of common stock issuable upon exercise of stock options granted to Mr. Layden that are exercisable as of March 2, 2020, and 195,727 shares which have not yet vested and over which Mr. Layden has sole voting power but no dispositive power.

(7)

Includes 16,667 shares of common stock issuable upon exercise of stock options granted to Mr. McConnell that are exercisable as of March 2, 2020, and 24,127 shares which have not yet vested and over which Mr. McConnell has sole voting power but no dispositive power.

(8)	Includes 9,927 shares which have not yet vested, and over which Mr. Metzger has sole voting power but no dispositive power.
(9)	Includes 8,811 shares which have not yet vested, and over which Ms. Oelrich has sole voting power but no dispositive power.
(10)	Includes 8,587 shares of common stock issuable upon exercise of stock options granted to Mr. Pollock that are exercisable as of, or within 60 days of, March 2, 2020.
(11)	Reflects 10,778 shares which have not yet vested, and over which Mr. Sabharwal has sole voting power but no dispositive power.
(12)

Includes 20,000 shares of common stock issuable upon exercise of stock options granted to Mr. Schoch that are exercisable as of March 2, 2020, and 9,927 shares which have not yet vested, and over which Mr. Schoch has sole voting power but no dispositive power.

(13)	Includes 8,811 shares which have not yet vested, and over which Ms. Stafford has sole voting power but no dispositive power.
(14)	Includes 1,199 shares which have not yet vested, and over which Mr. Agrawal has sole voting power but no dispositive power.
(15)

Based on information available to the Company as of January 7, 2019. Includes 83,334 shares of common stock issuable upon exercise of stock options granted to Ms. Singh that are exercisable as of March 2, 2020.

(16)

Based upon a Schedule 13D filed on October 16, 2019, as amended or modified thereafter, including by Amendment no. 3 thereof filed on February 3, 2020 with the Securities and Exchange Commission, each of the following persons has shared voting and dispositive power over an aggregate of 5,152,087 shares of common stock: Antara Capital Master Fund LP (the “Master Fund”), Antara Capital Fund GP LLC, Antara Capital LP, which serves as the investment advisor to the Master Fund, Antara Capital GP LLC, the general partner of Antara Capital LP, and Himanshu Gulati, the managing member of each of Antara Capital GP LLC and Antara Capital Fund GP LLC. The business address of each of the foregoing persons is 500 Fifth Avenue, Suite 2320, New York, New York 10110.

(17)

Based upon a Schedule 13G filed on February 7, 2020 with the Securities and Exchange Commission, the following persons have shared voting and dispositive power over an aggregate of 4,851,000 shares of common stock as follows: Ardsley Partners Renewable Energy Fund, L.P. (the “Renewable Energy Fund”) has shared voting and dispositive power over 500,000 shares; Ardsley Ridgecrest Partners Fund, L.P. (the “Ridgecrest Fund”) has shared voting and dispositive power over 1,000 shares; Ardsley Partners Fund II L.P. (the “Fund II”) has shared voting and dispositive power over 732,000 shares; Ardsley Partners Advanced HealthcareFund, L.P. (the “Advanced Healthcare Fund”) has shared voting and dispositive power over 3,617,280 shares; and each of Ardsley Advisory Partners LP (the “Advisor”), Ardsley Advisory Partners GP LLC, the general partner of Advisor, Philip J. Hempleman, Advanced Healthcare Fund, and Ardsley Partners I GP LLC, the general partner of each of Renewable Energy Fund, Ridgecrest Fund, Fund II, and Advanced Healthcare Fund has shared voting and dispositive power over 4,851,000 shares. The business address of each of the foregoing persons is 262 Harbor Drive, Stamford, CT 06902.

(18)

Based upon a Schedule 13G filed on February 8, 2019 with the Securities and Exchange Commission, BlackRock, Inc. has sole voting and dispositive power over 3,893,655 shares. The principal business address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(19)

Based upon a Schedule 13D filed on May 20, 2019, as amended or modified thereafter, including by Amendment No. 8 thereof filed on February 18, 2020 with the Securities and Exchange Commission, each of the following persons has shared voting and dispositive power over 10,385,172 shares of common stock: Hudson Executive Capital LP; HEC Management GP LLC, which is the general partner of Hudson Executive Capital LP; and Douglas L. Braunstein, who is the managing partner of Hudson Executive Capital LP and the managing member of HEC Management GP LLC. The business address of each of the foregoing persons is 570 Lexington Avenue, 35th Floor, New York, NY 10022.

(20)

Based upon an Amendment No. 3 to Schedule 13G filed on January 27, 2020 with the Securities and Exchange Commission, each of the following persons has voting and dispositive power over 3,300,052 shares of common stock: Oakland Hills BV, Malabar Hill NV, who is the statutory director of Oakland Hills BV, and Drs F.H. Fentener van Vlissingen, who is the statutory director of Malabar Hill NV. The principal business address of each of the foregoing persons is Albert Hahnplantsoen 23, 1077 BM, Amsterdam, The Netherlands.

Preferred Stock

The following table sets forth, as of March 2, 2020, the beneficial ownership of the series A preferred stock by the Company’s directors, by the named executive officers included in the Fiscal Year 2019 Summary Compensation Table set forth below, by the Company’s current directors and executive officers as a group, and by the beneficial owner of more than 5% of the series A preferred stock. There were no shares of series A preferred stock beneficially owned as of March 2, 2020 by the Company’s directors, by the named executive officers included in the Fiscal Year 2019 Summary Compensation Table set forth below, or by the current directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares of Series A Preferred Stock (1)		Percent of Class
Legion Partners Asset Management, LLC	44,250	(2)	9.94%
All current directors and executive officers as a group (12 persons)	0		*

*Less than one percent (1%)

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and derives from either voting or investment power with respect to securities. The percentage of series A preferred stock beneficially owned is based on 445,063 shares outstanding as of March 2, 2020.

(2)

Based upon a Schedule 13D/A filed on November 4, 2016 with the Securities and Exchange Commission, each of the following persons has shared voting and dispositive power over 44,250 shares of series A preferred stock: Legion Partners Asset Management, LLC, Legion Partners, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper, Bradley S. Vizi and Raymond White. Of the aforementioned 44,250 shares, Legion Partners, L.P. I has shared voting and dispositive power over 37,054 shares, and Legion Partners, L.P. II has shared voting and dispositive power over 7,196 shares. The business address of each of the foregoing persons is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212.

PLEASE VOTE BY INTERNET OR TELEPHONE TODAY!

SEE REVERSE SIDE

FOR SIMPLE VOTING INSTRUCTIONS.

USA TECHNOLOGIES, INC.

ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY HUDSON EXECUTIVE CAPITAL LP, HEC MANAGEMENT GP LLC,

HEC MASTER FUND LP, HEC SPV IV LP AND DOUGLAS L. BRAUNSTEIN

AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF USA TECHNOLOGIES, INC.

G O L D P R O X Y

The undersigned hereby appoints Douglas L. Braunstein, Scott S. Winter and Richard M. Brand, and each of them, with full power of substitution, as proxies for the undersigned and authorizes them to represent and vote, as designated, all of the shares of common stock and Series A convertible preferred stock of USA Technologies, Inc., a Pennsylvania corporation (“USAT” or the “Company”), that the undersigned would be entitled to vote if personally present at the Annual Meeting of Shareholders of USAT, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof.

If this proxy is properly executed and submitted, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted on a proposal, this proxy will not be voted on such proposal.

The GOLD proxy card shall be null and void ab initio and of no force or effect if it would have the effect of entitling shareholders of the Company to demand payment for their shares under Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law or would have the effect of causing Hudson Executive LP, HEC Management GP LLC, HEC Master Fund LP, HEC SPV IV LP or Douglas L. Braunstein, or their respective affiliates or associates, to become an “Acquiring Person” for purposes of the Rights Agreement, dated as of October 18, 2019, by and between the Company and American Stock Transfer & Trust Company, LLC.

(continued and to be signed on the reverse side)

FORM OF GOLD PROXY CARD

THIS PROXY IS SOLICITED BY HUDSON EXECUTIVE CAPITAL LP, HEC MANAGEMENT GP LLC, HEC MASTER FUND

LP, HEC SPV IV LP AND DOUGLAS L. BRAUNSTEIN

AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

Annual Meeting of Shareholders of USA Technologies, Inc.

YOUR VOTE IS IMPORTANT—PLEASE VOTE TODAY.

TO FACILITATE TIMELY RECEIPT OF YOUR PROXY DESPITE ANY POTENTIAL SYSTEMS DISRUPTION DUE TO COVID-19, WE ENCOURAGE YOU TO VOTE BY TELEPHONE OR INTERNET TODAY.

Vote by Internet

Please access https://www.proxyvotenow.com/usat-hud (please note you must type an “s” after “http”). Then, simply follow the easy instructions on the voting site. You will be required to provide the unique Control Number printed below.

Vote by Telephone

Please call toll-free in the U.S. or Canada at 1-866-776-5623 on a touch-tone telephone. (If outside the U.S. or Canada, call 1-646-880-9090.) Then, simply follow the easy voice prompts. You will be required to provide the unique Control Number printed below.

CONTROL NUMBER

You may vote by telephone or Internet 24 hours a day, 7 days a week.

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

Please mark vote as in this sample

HUDSON RECOMMENDS THAT YOU VOTE “FOR ALL” OF THE NOMINEES SET FORTH IN PROPOSAL 1, “FOR” PROPOSALS 2, 4, 7, AND 8, “AGAINST” PROPOSALS 3 AND 5, AND FOR A FREQUENCY OF “ONE YEAR” ON PROPOSAL 6. HUDSON RECOMMENDS YOU CAST NO VOTE ON PROPOSAL 9:

1. Hudson’s Proposal to Elect Directors.

Nominees:	(01) Lisa P. Baird (02) Douglas G. Bergeron (03) Douglas L. Braunstein (04) Jacob Lamm (05) Michael K. Passilla (06) Ellen Richey (07) Anne M. Smalling (08) Shannon S. Warren
	FOR ALL ☐	WITHHOLD ALL ☐	FOR ALL EXCEPT ☐

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL EXCEPT” BOX AND WRITE THE NAME(S) OR NUMBER(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOUR SHARES WILL BE VOTED FOR THE REMAINING NOMINEE(S).

2. To approve the repeal of each provision of or amendment to the Amended and Restated Bylaws of the Company (as amended, the “Bylaws”), adopted without the approval of Shareholders after November 11, 2019 (the date of the last publicly available Bylaws), and through the conclusion of the Annual Meeting.

FOR ☐	AGAINST ☐	ABSTAIN ☐

3. To approve the Rights Agreement.		FOR ☐	AGAINST ☐	ABSTAIN ☐

4. To approve the ratification of the appointment of BDO as the Company’s independent registered accounting firm for fiscal year 2020.		FOR ☐	AGAINST ☐	ABSTAIN ☐

5. To approve, on an advisory (non-binding) basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement for the Annual Meeting.		FOR ☐	AGAINST ☐	ABSTAIN ☐

6. To approve, on an advisory (non-binding) basis, the frequency of future advisory votes on the Company’s executive officer compensation.	1 YEAR ☐	2 YEARS ☐	3 YEARS ☐	ABSTAIN ☐

7. Approval of the amendment of the Company’s Amended and Restated Articles of Incorporation to opt out of Subchapter E of the Pennsylvania Business Corporation Law (Control Transactions).		FOR ☐	AGAINST ☐	ABSTAIN ☐

8. Approval of amendments to the Company’s Amended and Restated of Incorporation to opt out of Subchapter F of the Pennsylvania Business Corporation Law (Business Combinations With Interested Shareholders).

		FOR ☐	AGAINST ☐	ABSTAIN ☐

9. Non-binding proposal on enforcement of Subchapter H against Hudson.	DIRECTLY COMMENCED BY USAT ☐		COMMENCED BY USAT SHAREHOLDER(S) ☐

Date: , 2020

Signature

Signature

Please sign exactly as your name(s) is (are) shown on the share certificate to which the Proxy applies. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.